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December 30, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Christina Chalk, Senior Special Counsel

Re:	Performance Shipping Inc. Schedule TO-I Initially Filed December 21, 2021 File No. 5-86020

Dear Ms. Chalk:
Reference is made to the tender offer statement on Schedule TO-I (the "Schedule TO") of Performance Shipping Inc. (the "Company") that was initially filed with the U.S. Securities and Exchange Commission (the "Commission") on December 21, 2021. By letter dated December 28, 2021 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Schedule TO. An amended Schedule TO ("Amendment No. 1 to the Schedule TO"), which responds to the Staff's comments contained in the Comment Letter, is today being publicly filed by the Company with the Commission via EDGAR.
On behalf of the Company, we respond to the Staff's comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 1 to the Schedule TO. References to section headings in our responses below are to the section headings of the Company's Amended and Restated Offer to Exchange, which is filed as Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule TO.
Schedule TO-I
General
1.
The Schedule TO indicates that financial disclosure required by Item 10 of Schedule TO is "Not Applicable" to this exchange offer. Given the fact that you are offering to repurchase up to 80% of the Company's outstanding common shares in exchange for a new series of preferred shares that pays an annual dividend of 4% per annum, please explain in your response letter why the disclosure required by Item 1010(a) and (b) of Schedule TO is not material in the context of this offer.

In response to the Staff's comment, the Company has revised Schedule TO include the financial information required by Item 1010(a) and certain pro forma financial information required by Item 1010(b). The Company supplementally advises the Staff that the Exchange Offer is not expected to have any material impact on the Company's balance sheet, and accordingly, has not included a pro forma balance sheet.

U.S. Securities and Exchange Commission
December 30, 2021

2.
The Series B Preferred Shares offered in the exchange offer are convertible at the election of the holder (upon payment of $7.50 in cash) into two Series C Preferred Shares. In your response letter, please identify the exemption, if any, available for the offer of the Series C Preferred underlying the Series B Preferred being offered in the exchange offer, and outline the facts supporting your reliance on that exemption. If any exemption depends upon the accredited status of purchasers, please explain how you will verify such accredited status in a timely manner in order to comply with your prompt payment obligation in this exchange offer and consistent with the requirements of the exemption claimed.

The Company respectfully advises the Staff that under the terms of the Certificate of Designation governing the Series B Preferred Shares, the conversion of Series B Preferred Shares to Series C Preferred Shares (the "Conversion Right") may only be effected during a period that commences no earlier than 30 calendar days after the closing of the Exchange Offer.
In view of this 30-day minimum passage of time, the Company believes that the Series C Preferred Shares underlying the Series B Preferred Shares do not require an exemption at the time of the offering of the Series B Preferred Shares in the Exchange Offer because there will be no "offer to sell" the Series C Preferred Shares for purposes of the Securities Act of 1933, as amended (the "Securities Act"), which provides that the issuance of a conversion right which "cannot be exercised until some future date, shall not be deemed to be an offer or sale of [the underlying securities]." Thus, the Company should not be deemed to be making an offer of the Series C Preferred Shares underlying the Series B Preferred Shares at the time of the Exchange Offer.
The recent amendments to Rule 152 ("New Rule 152") are instructive to the Company's determination that 30 days provides sufficient separation between the offering of the Series B Preferred Shares and the Series C Preferred Shares for purposes of the reference in Section 2(a)(3) of the Securities Act to a conversion right which "cannot be exercised until some future date."  New Rule 152 provides certain safe harbors from integration of serial offerings which are separated by at least 30 days.  In the adopting release to New Rule 152, the Commission clarifies that these safe harbors "will apply to both offerings for which a registration statement has been filed under the Securities Act and exempt offerings."  The Commission further states "we also think it likely that the effects of any offers made more than 30 days prior to or after commencement of another offering would be sufficiently diluted by intervening market developments so as to render an integration analysis unnecessary" and "[w]e believe that the 30-day safe harbor time period we are adopting in Rule 152(b)(1) is appropriate throughout the exemptions under the Securities Act."
The Company's view is that the offerings of the Series B Preferred Shares and the Series C Preferred Shares are distinct offerings which should not be integrated, either under the general principle of integration under Rule 152(a) or under the safe harbors of Rule 152(b)(1) or Rule 152(b)(3)(iii). The Company asserts that to collapse the subsequent offering of Series C Preferred Shares with the current offering of Series B Preferred Shares by deeming the two offerings to be made concurrently for purposes of Section 2(a)(3) of the Securities Act, despite the 30-day separation between the offerings, would be inconsistent with New Rule 152 and the Commission's views expressed in the adopting release to New Rule 152.
It is therefore the Company's view that, because of this passage of time in excess of 30 days, no investment decision with respect to, and no offer of, the Series C Preferred Shares is being made at the time of the Exchange Offer and therefore that no exemption for the offering of the Series C Preferred Shares need be established at this time.
Following the closing of the Exchange Offer, the Company will determine if there is an available exemption from registration of the Series C Preferred Shares, and if it determines that no such exemption is available at that time, it will file a registration statement with the Commission under the Securities Act covering the registration of the Series C Preferred Shares.

U.S. Securities and Exchange Commission
December 30, 2021

3.
The Company is offering to exchange 4,066,181 publicly-traded common shares for nonvoting Series B Preferred which will not be publicly traded. The shares that are subject to the offer represent 80% of the outstanding common shares. In addition, the Series B Preferred issued in the exchange offer will be redeemable for cash, at the option of the issuer, at any time after the one-year anniversary of the Original Issue Date at $25.00 per share plus accrued dividends. Given these facts, please explain the basis for your conclusion that Rule 13e-3 is not applicable as represented in response to Item 13 of Schedule TO. In this regard, we note that the Rule applies to the first step in a series of transactions reasonably likely to produce one of the effects listed in Rule 13e-3(a)(3)(ii). To the extent you seek to rely on the continued listing of the common shares after this exchange offer despite the fact that up to 80% of that class may be repurchased, please cite to the specific listing standards and explain why you believe the common shares will continue to meet them. We note the following statement on page 4 of the offer materials that [the common shares] "may fail to meet [the Nasdaq listing standards] and if so, the Common Shares could be de-listed from the Nasdaq…"

The Company respectfully advises the Staff that it has analyzed whether the Exchange Offer is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which applies to certain transactions that have either a purpose or reasonable likelihood of producing, directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii). The Company submits that the Exchange Offer is not, either independently or as a first step in a series of transactions, a transaction which has the purpose or a reasonable likelihood of producing one of the effects listed in Rule 13e-3(a)(3)(ii).
Rule 13e-3(a)(3)(ii)(A)
Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration, or causes the reporting obligations with respect to such class to become eligible for termination or suspension under applicable Exchange Act Rules.
The Common Shares are subject to reporting obligations pursuant to Section 12(b) of the Exchange Act and, because the Company will  continue to have Common Shares outstanding, listed and registered under Section 12(b) of the Exchange Act, the Company will remain subject to the reporting obligations thereunder after completion of the Exchange Offer.  Under Section 15(d)(1) of the Exchange Act, an issuer's reporting obligations under section 15(d) are automatically suspended for as long as the subject securities are registered pursuant to section 12 of the Exchange Act, and under section 12(g)(2)(A) of the Exchange Act, the reporting obligations under section 12(g) do not apply to any security listed and registered on a national security exchange. Because the Common Shares are and will remain subject to reporting obligations pursuant to Section 12(b) of the Exchange Act due to their continued listing on the Nasdaq Capital Market, any reporting obligations pursuant to Section 12(g) and Section 15(d) will remain dormant after completion of the Exchange Offer and not become eligible for termination or suspension, respectively. Therefore, the Exchange Offer will not cause any series of the Securities to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

U.S. Securities and Exchange Commission
December 30, 2021

Furthermore, the Company advises the Staff that based on information available to the Company, the Company believes that at the commencement date of the Exchange Offer, it had fewer than 300 holders of its Common Shares (as calculated pursuant to Rule 12g5-1 under the Exchange Act and in accordance with Question and Answer 152.01of the Staff's Compliance and Disclosure Interpretations relating to Exchange Act Rules). The Company respectfully notes that the Staff concluded in Question and Answer 104.01 of the Staff's Compliance and Disclosure Interpretations relating to Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have "caused" a class of securities to become eligible for termination of registration or suspension of the obligation to report where the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Rule 13e-3(a)(3)(ii)(A) is thus inapplicable because the Exchange Offer will not have "caused" the Common Shares to be held of record by less than 300 persons.
Rule 13e-3(a)(3)(ii)(B)
Rule 13e-3(a)(3)(ii)(B) applies where a transaction causes a class of equity securities which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Company states, throughout the Offer to Exchange, its intention to maintain the listing of its Common Shares on the Nasdaq Capital Market, and further to that goal, has determined that in order to remain in compliance with the financial and liquidity standards for continued listing on the Nasdaq Capital Market (the "Minimum Continued Listing Requirements"), the maximum number of Common Shares that may be tendered in the Exchange Offer is 80% of the Company's currently outstanding Common Shares, and further, has made it a condition to the consummation of the Exchange Offer that it would not be reasonably likely to cause the Common Shares to be subject to delisting from Nasdaq (the "Listing Condition").
The Company has reviewed the Minimum Continued Listing Requirements, and based upon such review, believes that it will continue to satisfy the Minimum Continued Listing Requirements if no more than 80% of its currently outstanding Common Shares are validly tendered and accepted for exchange in the Exchange Offer. Specifically, the Company notes that it currently satisfies, and expects to continue to satisfy following the consummation of the Exchange Offer, the "Equity Standard" of the Minimum Continued Listing Requirements, which requires, in pertinent part, at least (i) $2.5 million of stockholders' equity, (ii) 500,000 publicly held shares (iii) market value of publicly held securities of $1.0 million, (iv) a bid price of $1.00, and (v) 300 public holders. Assuming, arguendo, that the maximum number of Common Shares are validly tendered and accepted for exchange in the Exchange Offer, the Company reasonably believes that requirements (i) and (ii) above will be satisfied, as stockholders' equity will remain unchanged at $91.5 million as of September 30, 2021 (which exceeds the required $2.5 million of stockholders' equity) and there would be 1,016,545 outstanding publicly held Common Shares (which exceeds the required 500,000 publicly held shares). Requirements (iii) and (iv) above are dependent on the trading price of the Company's Common Shares, which, although not within the Company's control, is expected to remain above the minimum required to remain in compliance with the Equity Standard.  For the Staff's reference, the average closing price of the Company's Common Shares on the Nasdaq Capital Market over the last 30 trading days was $4.54 (the "Assumed Price"), in excess of the $1.00 bid price requirement. Further, assuming that 80% of the Company's currently outstanding Common Shares are validly tendered and accepted for exchange in the Exchange Offer such that 1,016,545 Common Shares remain outstanding after the Exchange Offer (of which 2,730,679 Common Shares would be unaffiliated), the Company's Common Shares would have a market value of $2.5 million based on the Assumed Price, in excess of the required $1.0 million market value requirement.  Finally, with respect to requirement (v), the Company believes that, based on information available to it, the Company had at the commencement date of the Exchange Offer, in excess of 300 public holders (calculated in accordance with Nasdaq's rules), and the Company reasonably expects that it will continue to meet this requirement after the consummation of the Exchange Offer.

U.S. Securities and Exchange Commission
December 30, 2021

It is not the Company's intention to jeopardize the listing of its Common Shares on the Nasdaq Capital Market by completing the Exchange Offer. For this reason, the Company believes it is necessary to include the Listing Condition as a condition to the consummation of the Exchange Offer. The Company further believes that risk factor disclosure regarding the possibility of delisting is appropriate in view of factors that are beyond the Company's control, such as a significant decrease in the trading price of the Company's Common Shares, that may materialize after the closing of the Exchange Offer.
4.
If the offer to exchange is fully subscribed, 80% of the common shares will be exchanged for new Series B Preferred Shares. Holders of the Series B Preferred Shares may convert them into two shares of new Series C Preferred Shares upon payment of $7.50 per converted Series B Preferred Share; however, conversion is possible for an individual holder of Series B Preferred only if the Series C Preferred Shares underlying the Series B Shares are covered by an effective registration statement filed with the SEC, or if the Company notifies the Series B holder that the Company has determined in its sole discretion, that the issuance of Series C would be exempt from the registration requirements of the Securities Act of 1933. Therefore, holders of common shares who are deciding whether to participate in the exchange offer will not know whether they will be eligible to convert the Series B Preferred. Please revise to disclose the Company's intentions regarding filing a registration statement to cover the underlying Series C Preferred Shares. If it has no current intention to do so when the Series B Preferred become exercisable 31 days after issuance, revise the Offer to Exchange to highlight this risk to tendering common shareholders.

The Company respectfully refers the Staff to its response to Comment #2, above. The Company further advises the Staff that it has revised its disclosure in the Offer to Exchange to specifically undertake to file a registration statement under the Securities Act to the extent necessary to allow all holders of Series B Preferred Shares to exercise their Conversion Right to convert such shares to Series C Preferred Shares. The Company further advises the Staff, for purposes of clarity, that all holders of Series B Preferred Shares will be able to convert their shares to Series C Preferred Shares during the same Conversion Period, therefore, it would not be possible for an individual holder of Series B Preferred Shares to exercise its conversion right unless all other holders could similarly convert.
5.
Revise to include a section describing in further detail the effects of the exchange offer on the ownership structure of Performance Shipping, including the likely increased concentration of ownership in the hands of insiders of the Company by virtue of their intent to participate in this offer and to thereby gain access to Series C Preferred, which have ten times the voting rights of the common shares and which are further convertible into additional shares of common in future. A chart showing insider ownership before and after the exchange offer may be helpful in this regard. The disclosure on page 4 of the Offer to Exchange is vague and does not explain in sufficient detail those changes.

In response to the Staff's comment, the Company has revised the Offer to Exchange to include sections entitled "The Exchange Offer—Certain Effects of the Exchange Offer" and "Interests of Certain Persons in the Exchange Offer" which describe in further detail the effects of the Exchange Offer on the ownership structure before and after the Exchange Offer.
Important Procedures, page iv
6.
You state that the exchange offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i), or revise this language consistent with the all-holders provisions of that Rule. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

In response to the Staff's comment, the Company has revised the Offer to Exchange under the heading "Important Procedures" to remove the cited language.

U.S. Securities and Exchange Commission
December 30, 2021

Participation by Directors and Major Shareholders, page 3
7.
Non-affiliated shareholders may not convert their Series B Preferred Shares unless there is an exemption for the issuance of the underlying Class C without registration, or unless the Company has filed a registration statement registering those underlying shares. Revise generally throughout the Offer to Exchange, where you discuss the interests of insiders in this exchange offer, to highlight that Ms. Paliou has announced an intention to tender all of her common shares, representing 46% of that class, and presumably could convert them into Class C Preferred when the Class B Preferred become exercisable 31 days after issuance. Your amended offer materials should highlight the significant increase in Ms. Paliou's voting interest in the Company, if she converts her Class B into Class C Preferred Shares, which have ten times the voting rights of the common shares, and her ability to participate in this offer in a manner that may not be possible for other holders of Series B Preferred who may not be able to exercise their right to convert and receive Series C Preferred Shares.

The Company respectfully refers the Staff to its responses to Comment #4 and Comment # 5, above.
How many Common Shares are sought to be tendered in the Exchange Offer?, page 4
8.
The disclosure here states that "[t]here are no conditions to the consummation of the Exchange Offer based upon any minimum number of Common Shares tendered." This contradicts the disclosure on page 17, which describes a Minimum Tender Condition requiring that at least 2,033,091 common shares must be tendered. Please revise.

In response to the Staff's comment, the Company has revised the Offer to Exchange under the heading "Certain Questions and Answers About the Exchange Offer" to remove the cited language.
Cautionary Statement Regarding Forward-Looking Statements, page 8
9.
The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Please revise the language here accordingly, including the statement that "[t]he Company desires to take advantage of the safe harbor provisions of the [Act] and is including this cautionary statement in connection with the safe harbor legislation." Your revised disclosure should specifically state that the safe harbor provisions of the Reform Act do not apply in this context.

In response to the Staff's comment, the Company has revised the Offer to Exchange under the heading "Cautionary Statement Regarding Forward-Looking Statements" to remove the reference to the Private Securities Litigation Reform Act of 1995.
Risk Factors - Risks Related to the Series B Preferred Shares, page 10
10.
You note that the Company's ability to pay dividends on the Series B Preferred Shares being offered in the exchange offer is subject to multiple factors including "restrictions under Marshall Islands law." Please generally describe such restrictions.

In response to the Staff's comment, the Company has revised the referenced risk factor in the Offer to Exchange to generally describe the restrictions under Marshall Islands law that may affect the Company's ability to pay dividends on the Series B Preferred Shares.

U.S. Securities and Exchange Commission
December 30, 2021

Conditions to the Exchange Offer, page 17
11.
With respect to the offer condition in the last bullet point on page 18, tell us how you will determine whether this condition has been triggered. We note that if the offer is fully subscribed, the Company will repurchase 80% of the outstanding common shares. Explain the basis for how the Company believes those shares can remain listed under those circumstances by analyzing the applicable Nasdaq listing standards and the basis for your belief that the offer will not result in delisting.

The Company respectfully refers the Staff to its responses to Comment #3 above.
12.
We note the disclosure on page 18 that the Company's obligation to issue Series B Preferred Shares "is conditioned upon our acceptance of Common Shares pursuant to the Exchange Offer." Clarify whether this is a separate offer condition, or whether this is simply a statement regarding the fact that if all offer condition to the exchange offer are satisfied or waived, the tendered common shares will be accepted for payment.

The Company respectfully advises the Staff that the cited language is simply a statement regarding the fact that if all offer conditions to the Exchange Offer are either satisfied or waived, the tendered Common Shares will be accepted for payment and the Series B Preferred Shares will be issued in exchange. In response to the Staff's comment, the Company removed the cited language to avoid ambiguity, and further advises the Staff that it believes that this concept is already sufficiently addressed in its disclosure under the heading "The Exchange Offer—Acceptance of Common Shares for Exchange and Delivery of Series B Preferred Shares."
13.
Refer to the statement in the first sentence of the second to last paragraph of this section, which states that the Company may assert an offer condition "triggered" by "any action or inaction by us giving rise to any condition." To avoid rendering the offer illusory, all offer conditions must be objectively determinable and outside the control of the bidder. Please revise this language accordingly.

In response to the Staff's comment, the Company has revised the Offer to Exchange under the heading "Conditions to the Exchange Offer" to remove the cited language.
14.
Refer to the disclosure in the second to last paragraph in this section that "we may terminate the Exchange Offer if any condition is not satisfied on or after the expiration date." All offer conditions must be satisfied or waived before or as of the expiration of the exchange offer, rather than after expiration. Please revise.

In response to the Staff's comment, the Company has revised the Offer to Exchange to clarify that all conditions to the Exchange Offer must either be satisfied or waived by the Company as of or prior to the expiration of the Exchange Offer.
Acceptance of Shares for Exchange and Delivery of Series B Preferred Shares, page 19
15.
Refer to the disclosure in the last paragraph on page 18 and carry-over paragraph at the top of page 19. At the top of page 19, the Company reserves the right to delay acceptance for tendered shares "in order to comply in whole or in part with any applicable law." The offer may be terminated only upon the failure of one or more of the offer conditions. To the extent that the exchange offer is conditioned on compliance with any law or statute, the operative regulatory provisions must be described in the offer condition section. Please revise this language accordingly.

In response to the Staff's comment, the Company has revised the Offer to Exchange to clarify that the Company may delay the acceptance for exchange of Common Shares or terminate the Exchange Offer only to the extent necessary to comply with applicable U.S. federal securities laws, the laws, rules and regulations of the Republic of the Marshall Islands and the Nasdaq Capital Market continued listing requirements.

U.S. Securities and Exchange Commission
December 30, 2021

Redemption Procedures, page 26
16.
Series B Preferred Shares issued in the exchange offer are redeemable at the election of the Company one year after the Original Issue Date, at a price of $25.00 per share. However, the disclosure in this section of the Offer to Exchange indicates that rather than redeeming the Series B Preferred as a class, the Company may elect to redeem the Series B held by certain holders individually. A significant portion of the Series B Preferred Shares issued in the exchange offer will be issued to a director of the Company who has indicated her intent to tender 46% of the total outstanding common shares. Revise the Offer to Exchange to prominently note that tendering common shareholders who participate in this offer may not have their Series B Preferred Shares redeemed, even if the Company elects to redeem those held by other Series B holders, including insiders. In addition, disclose how the Company will determine which Series B Preferred Shares it will redeem, and the process by which such decision will be made.

The Company respectfully advises the Staff that while it may redeem the Series B Preferred Shares in part, the Paying Agent for the Series B Preferred Shares will determine the method of selection of Series B Preferred Shares to be redeemed, either pro rata or by lot, as disclosed in the Offer to Exchange.  In response to the Staff's comment, the Company revised its disclosure in the Offer to Exchange under the heading "Description of Series B Convertible Cumulative Perpetual Preferred Stock—Redemption—Redemption Procedures" to specifically state that, in the event the Company redeems Series B Preferred Shares in part, it is possible that, depending on the Paying Agent's method of selection, a holder's Series B Preferred Shares may not be redeemed.
Incorporation of Documents by Reference, page 39
17.
Please refer to the second and third full paragraphs in this section on page 39. Schedule TO does not permit "forward incorporation by reference" of documents that may be filed in future. Please revise the language on page 39 accordingly.

In response to the Staff's comment, the Company has revised the Offer to Exchange under the heading "Incorporation of Documents by Reference" to remove any references to forward incorporation.

U.S. Securities and Exchange Commission
December 30, 2021

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Filana R. Silberberg at (212) 574-1308 (silberberg@sewkis.com).
Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.